

13031517

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Freedom Investments Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Raritan Center Parkway
(No. and Street)

Edison	**NJ**	**08837**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert G. Lowenthal **212-668-5782**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Albert G. Lowenthal**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Freedom Investments Inc.**, as of **December 31**, 20**12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chairman & Chief Executive Officer

Title



Notary Public

WILLIAM JAMES McCABE
Notary Public, State of New York
No. 02MC6184846
Qualified in New York County
Commission Expires April 7, ~~2013~~ 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditor's Report

To the Board of Directors and Stockholder of
Freedom Investments, Inc.

We have audited the accompanying statement of financial condition of Freedom Investments, Inc. as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Freedom Investments, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Freedom Investments, Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 3,742,847
Cash segregated under Federal and other regulations	17,139,401
Receivable from customers	395,183
Securities owned, at fair value	106,310
Due from Parent, clearing broker	234,939
Office facilities, net	18,667
Deferred taxes	139,118
Income taxes	102,383
Other assets	154,771
Total assets	$ 22,033,619
Liabilities and Stockholder's Equity	
Payable to customers	$ 15,399,353
Due to Parent	244,032
Securities sold, not yet purchased, at fair value	229
Accrued expenses and other liabilities	1,063,191
Total liabilities	16,706,805
Commitments and contingencies (Note 7)	
Stockholder's equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	4,716,394
Retained earnings	609,420
Total stockholder's equity	5,326,814
Total liabilities and stockholder's equity	$ 22,033,619

The accompanying notes are an integral part of this financial statement.

Freedom Investments, Inc.
Notes to Statement of Financial Condition
December 31, 2012

1. Organization

Freedom Investments, Inc. (the "Company"), a Delaware Corporation, was organized in November 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides on-line equity investing as well as discount brokerage services to individual investors throughout the United States.

The Company is a wholly owned subsidiary of Oppenheimer & Co. Inc. ("the Parent") whose ultimate parent is Oppenheimer Holdings Inc., a Delaware public corporation.

2. Significant Accounting Policies

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents consist of cash of $2,589,488 held with one financial institution and a money market fund of $1,153,359. The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The Company considers these Level I investments in the fair value hierarchy.

Receivable from customers are primarily comprised of balances due to the Company for customer investing plans. Payable to customers are primarily comprised of balances related to customer cash transactions.

Securities owned and securities sold, not yet purchased are recorded on a trade date basis, and are recorded at fair value. The Company's securities owned and securities sold, not yet purchased are comprised of equity securities, valued based on quoted prices and therefore classified as Level 1 within the fair value hierarchy. All securities transactions are cleared through the Parent.

Customers' securities transactions are reported on a settlement date basis which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis.

3. Cash and Securities Segregated Under Federal and Other Regulations

Cash of $17,139,401 was held at year-end in a special reserve bank account for the exclusive benefit of customers in accordance with regulatory requirements.

4. Financial Instruments and Fair Value Measurement

Financial Instruments
Securities owned and securities sold but not yet purchased are carried at fair value with changes in fair value recognized in earnings each period. The Company's other financial instruments are generally short-term in nature or have variable interest rates and as such their carrying values approximate fair value.

Securities owned and securities sold, but not yet purchased, primarily consist of corporate equities with fair values of $106,310 and $229, respectively.

Valuation Techniques
Corporate equities are generally valued based on quoted prices from the exchange or market where traded and categorized as Level 1 in the fair value hierarchy. To the extent quoted prices are not available, prices are generally derived using bid/ask spreads, and these securities are generally categorized in Level 2 of the fair value hierarchy.

Fair Value Measurement
The Company's assets and liabilities recorded at fair value on a recurring basis as of December 31, 2012 have been categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements at December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 1,153,359	$ -	$ -	$ 1,153,359
Securities owned				
Corporate equities	106,310	-	-	106,310
	$ 1,259,669	$ -	$ -	$ 1,259,669
Liabilities				
Securities sold, but not yet purchased				
Corporate equities	$ 229	$ -	$ -	$ 229
	$ 229	$ -	$ -	$ 229

5. Office Facilities

The components of office facilities at December 31, 2012 are as follows:

Leasehold improvements	$ 64,957
Accumulated amortization	(46,290)
	$ 18,667

6. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be the greater of $250,000, or of 6-2/3% of aggregate indebtedness, as defined. At December 31, 2012, the Company had net capital of $4,639,683, which exceeded minimum capital requirements by $4,389,683.

7. Commitments

The Company leases office space expiring in 2015.

Future minimum rental commitments under such operating leases are as follows:

2013	$ 392,112
2014	332,704
2015	322,919
	$ 1,047,735

Certain leases contain escalation clauses.

8. Financial Instruments With Off-Balance Sheet Risk

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis.

9. Income Taxes

The Company is included in the Oppenheimer Holdings Inc. consolidated U.S. Federal income tax return and various consolidated or combined state income tax returns. The Company also files a separate state income tax return in one jurisdiction. The provision (benefit) for income tax is computed on a separate company basis.

Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The deferred income tax provision results from temporary differences related to the reserve for bad debt and deferred fees, and depreciation.

Management has evaluated its tax positions for the year ended December 31, 2012 and determined that it has no uncertain tax positions requiring financial statement recognition.

10. Related Party Transactions

The Company has a clearing agreement with the Parent to clear its security transactions on both a fully disclosed and omnibus basis. Expense for floor brokerage, clearing and exchange fees represent amounts charged to the Company by the Parent. In the event a fully disclosed customer is unable to fulfill its contractual obligation to the Parent, the Company may be exposed to off-balance sheet risk. Pursuant to the terms of the agreements between the Company and the Parent, the Parent has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the Parent, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

Cash equivalents of $1,153,359 and securities owned of $106,310 are held in the Company's brokerage account with the Parent. The Company is included in the Parents calculation of reserve requirements for the proprietary accounts of introducing brokers.

The Company received $30,300 of interest income from the Parent arising from customer receivables for the year ended December 31, 2012.

At December 31, 2012, the Company had an amount due from the Parent of $234,939 primarily related to dividends earned by the Company's customers. These dividend payments are initially made by the Company to its customers and subsequently reimbursed to the Company by the Parent. The Company also had an amount due to the Parent of $244,032 primarily related to operational expenses. These expenses are initially paid by the Parent and subsequently reimbursed to the Parent by the Company.

11. Subsequent Events

The Company has performed an evaluation of events that have occurred since December 31, 2012 and through February 28, 2013 and determined that there are no events that have occurred that would require recognition or additional disclosure in this financial statement.


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